Exhibit 5.1

AGBA Acquisition Limited ("Addressee") Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, British Virgin Islands	Your Ref
	Our Ref	30000348/0001/SPA
	Doc.	8839830.1
	10 May 2019

Dear Sirs

AGBA Acquisition Limited (the "Company")

We have acted as British Virgin Islands counsel to AGBA Acquisition Limited (the "Company") for the purpose of provides this legal opinion in connection with the Company's registration statement on Form S-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933 (the "Act"), as amended, (including its exhibits, the "Registration Statement") related to the offering and sale of :

(i) up to 4,000,000 units (the "Units"), each Unit consisting of one ordinary share of the Company of a par value of US$0.001 each (the "Ordinary Shares"), one redeemable warrant to purchase one-half of one Ordinary Share (the "Warrants") and one right to receive one-tenth of an Ordinary Share (the "Rights");

(ii) up to 600,000 Units (the "Over-Allotment Units"), which the several underwriters, for whom Maxim Group LLC. is acting as representative ("Representative"), will have a right to purchase from the Company to cover over allotments, if any;

(iii) all Ordinary Shares, Warrants and Rights issued as part of the Units and Over-Allotment Units;

(iv) all Ordinary Shares that may be issued upon exercise of the Warrants included in the Units and Over-Allotment Units; and

(v) all Ordinary Shares issuable upon conversion of the Rights included in the Units and Over-Allotment Units.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Document Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of incorporation dated 8 October 2018 and the memorandum and articles of association of the Company as registered or adopted on 10 May 2019 (the "Memorandum and Articles").

1.2	The written resolutions of the shareholders and board of directors of the Company each dated 9 May 2019 (together, the "Resolutions") and the corporate records of the Company maintained at the Registry of Corporate Affairs in the British Virgin Islands.

BVI // Cayman // Guernsey // Jersey // London // Singapore	www.collascrill.com
Level 40, Ocean Financial Centre, 10 Collyer Quay, Singapore 049315
T: +65 6408 33 99 E: singapore@collascrill.com

Collas Crill (Singapore) Pte. Limited is registered in Singapore under Company Number: 201113716N and is owned by the members of Collas Crill LLP, the partners of the Jersey legal partnership and the partners of the Cayman legal partnership all trading as Collas Crill.

(Collas Crill LLP is a limited liability partnership registered in Guernsey. Collas Crill LLP converted from a general partnership trading under Collas Crill on 1 September 2016. A list of members is available at the registered office of Collas Crill LLP.)

1.3	A certificate from a director of the Company dated 10 May 2019 (the "Director's Certificate").

1.4	The Registration Statement.

1.5	A draft of the form of the unit certificate representing the Units and the Over-Allotment Units (the "Unit Certificates").

1.6	A draft of the form of the warrant agreement and the warrant certificate constituting the Warrants (the "Warrant Documents").

1.7	A draft of the form of the rights agreement and the right certificate constituting the Rights (the “Right Documents”).

1.8	A draft of the underwriting agreement between the Company and the Representative (the "Underwriting Agreement" and, together with the Unit Certificates, Warrant Documents and Right Documents, the "Documents").

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter of the Director's Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands) and that the Memorandum and Articles have been filed with, and registered by, the Registrar of Corporate Affairs in the British Virgin Islands.

2.2	The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3	The choice of the laws of the State of New York as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the British Virgin Islands).

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

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2.7	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Units, the Over-Allotment Units, the Warrants, the Rights or the Ordinary Shares.

2.8	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of the State of New York.

2.9	The Company will receive money or money's worth in consideration for the issue of the Ordinary Shares, and none of the Ordinary Shares were or will be issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as a company with limited liability and is validly existing and in good standing with the Registrar of Corporate Affairs under the laws of the British Virgin Islands.

3.2	The Ordinary Shares to be offered and issued by the Company as contemplated by the Registration Statement have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is deemed to be issued when the name of the shareholder is entered in the register of members.

3.3	The execution, delivery and performance of the Unit Certificates, Warrant Documents and Right Documents have been authorised by and on behalf of the Company and, once the Unit Certificates, Warrant Documents and Right Documents have been executed and delivered by any director or officer of the Company, the Unit Certificates, Warrant Documents and Right Documents will be duly executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The term "enforceable" as used above means that the obligations assumed by the Company under the Documents are of a type which the courts of the British Virgin Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

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c)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing with the Registrar of Corporate Affairs under the laws of the British Virgin Islands, annual filing fees must be paid and returns made to the Registrar of Corporate Affairs within the time frame prescribed by law.

4.3	Under British Virgin Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Company's Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.4	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

4.5	In this opinion letter, the phrase "non-assessable" means, with respect to the Ordinary Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Ordinary Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion letter is addressed to you and may be relied upon by you, your counsel and purchasers of Units pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Your faithfully

COLLAS CRILL

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